April 25, 2024

Delivered Double-Digit Net Revenue Growth in Q1 2024; FY 2024 Guidance Reconfirmed
• Total net revenue (NR) of $284m (+12% versus Q1 2023); SUBLOCADE® NR of $179m (+36% versus Q1 2023)
• FY 2024 guidance reconfirmed — NR and adjusted operating profit expected to accelerate through the year
• Board confirms intention to seek shareholder approval in May 2024 to facilitate a primary listing in the U.S.

Comment by Mark Crossley, CEO of Indivior PLC
“Our first quarter results reflect continued double-digit top-line momentum led by SUBLOCADE (buprenorphine extended-release). The underlying demand for this transformative treatment for moderate-to-severe opioid use disorder (OUD) remains strong and our strategy to expand prescribing in the justice system is delivering excellent results. SUBLOCADE’s reported growth was, however, adversely impacted by transitory items, including accelerating Medicaid patient disenrollments, a cyberattack on the largest U.S. medical claims processor and abnormal trade destocking. We fully expect these items to resolve as the year progresses and, combined with the benefits of recent commercial investments behind SUBLOCADE, we anticipate an acceleration in our top- and bottom-line growth over the remainder of 2024, particularly in the second half. We therefore reconfirm our 2024 guidance, including SUBLOCADE net revenue of $820m to $880m and approximately 300 basis points of margin expansion at the mid-points of our guidance range.
Lastly, after receiving strong indications of support from our shareholders, we are confirming our intention to seek shareholder approval in May 2024 to facilitate a primary listing in the U.S. while maintaining a secondary listing in the U.K."

Quarter to March 31 (Unaudited)	2024 $m	2023 $m	% Change
Net Revenue	284	253	12%
Operating Profit	65	57	14%
Net Income	47	44	7%
Diluted EPS ($)	$0.34	$0.31	10%
Adjusted Basis
Adj. Operating Profit[1]	70	71	-1%
Adj. Net Income[1]	51	56	-9%
Adj. Diluted EPS[1] ($)	$0.37	$0.40	-8%
1 Adjusted Basis excludes the impact of exceptional items and other adjustments as referenced and reconciled in the "Adjusted Results" appendix on page 21. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with International Financial Reporting Standards ("IFRS").
The "Company" refers to Indivior PLC and the "Group" refers to the Company and its consolidated subsidiaries.
Q1 2024 Financial Highlights
•Q1 2024 total net revenue (NR) of $284m increased 12% (Q1 2023: $253m).
•Q1 2024 reported operating profit was $65m (Q1 2023: $57m). Q1 2024 adjusted operating profit of $70m represented a decrease of 1% (Adjusted Q1 2023: $71m).
•Q1 2024 reported net income was $47m (Q1 2023: $44m). Q1 2024 adjusted net income of $51m represented a decrease of 9% (Adjusted Q1 2023: $56m).
•Cash and investments totaled $356m at the end of Q1 2024 (including $27m restricted for self-insurance) (FY 2023: $451m), primarily reflecting the Q1 2024 net cash outflows related to scheduled litigation settlement payments, shares repurchased and canceled, and taxes paid.

Q1 2024 Product Highlights
•SUBLOCADE: Q1 2024 NR of $179m (+36% vs. Q1 2023; +2% vs. Q4 2023). Continued growth primarily reflects further organized health system (OHS) and justice system channel penetration in the U.S. and increased new U.S. patient enrollments. Q1 2024 U.S. units dispensed were approx. 148,600 (+38% vs. Q1 2023 and +4% vs. Q4 2023). Total U.S. patients on a 12-month rolling basis at the end of Q1 2024 were approximately 150,300 (+59% vs. Q1 2023 and +10% vs. Q4 2023).
•OPVEE®: Q1 2024 NR was modest (under $1m), as expected; near-term launch focus is on supporting foundational policy changes to enable nalmefene opioid rescue treatments.
•PERSERIS®: Q1 2024 NR of $11m (+38% vs. Q1 2023; -8% vs. Q4 2023) reflects increasing awareness of the treatment across the U.S. healthcare system versus last year.
•SUBOXONE® (buprenorphine/naloxone) Film: U.S. share in Q1 2024 averaged 17% (Q1 2023: 19%).
FY 2024 Guidance
The Group reconfirms its financial guidance for 2024, as set forth in its press release dated February 22, 2024.
Pursuing Shareholder Approval for a Primary Listing in the U.S. in the Summer of 2024
On February 22, 2024, Indivior announced the commencement of shareholder consultations to effect a primary listing in the U.S. in the summer of 2024. The Group believes a primary U.S. listing could be beneficial to Indivior stakeholders as it would better align with the Group's current and future growth opportunities, attract more U.S. investors and analysts, allow for inclusion in U.S. indices over time and better reflect the growing proportion of the Group's share capital owned by U.S. based investors.
Since the February 22, 2024 announcement, the Group has consulted extensively with shareholders and, together with its advisers, has carefully considered the shareholder feedback received. Having largely completed this consultation process, the Board confirms its intention to seek shareholder approval in May 2024 to facilitate a shift to a primary listing in the U.S., which would be expected to take place in the summer of 2024.
The Board intends to maintain Indivior's U.K. listing as a secondary listing following the transition to a primary U.S. listing.
Share Repurchase Program
On November 17, 2023, Indivior announced a third share repurchase program of up to $100m. Through April 19, 2024, the Group repurchased and canceled 3,761,052 Indivior ordinary shares, equivalent to approximately 3% of diluted shares outstanding, at a daily weighted average purchase price of 1,373p. The cost was approximately $66m, which includes directly attributable transaction costs. The program is expected to conclude no later than August 30, 2024. Refer to Note 15 for further discussion.
U.S. OUD Market Update
In Q1 2024, U.S. buprenorphine medication-assisted treatments (BMAT) grew in mid-single digits in volume terms. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the view of addiction as a chronic disease and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.
Financial Performance in Q1 2024
Total net revenue in Q1 2024 increased 12% to $284m (Q1 2023: $253m) at actual exchange rates (+12% at constant exchange rates1).
U.S. net revenue increased 15% in Q1 2024 to $241m (Q1 2023: $209m). Strong year-over-year SUBLOCADE volume growth primarily drove the net revenue increase. Pricing was not a material factor in revenue growth.
Rest of World (ROW) net revenue decreased 2% at actual exchange rates in Q1 2024 to $43m (Q1 2023: $44m) (-2% at constant exchange rates1). In the period, positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE Film) were more than offset primarily by the timing of shipments of certain products as well as ongoing generic erosion of the legacy tablet business. Q1 2024 SUBLOCADE / SUBUTEX Prolonged Release net revenue in ROW was $12m (Q1 2023: $9m) at actual exchange rates.
1 Net revenue at constant exchange rates is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the prior year exchange rate to net revenue in the currencies of the foreign entities.

Gross margin as reported in Q1 2024 was 84% (Q1 2023: 85%). Excluding $3m of other adjustments for amortization of acquired intangible assets within cost of sales primarily related to the acquisition of Opiant, adjusted gross margin in Q1 2024 was 85%. There were no adjustments to Q1 2023 gross margin. The adjusted gross margin in Q1 2024 primarily reflects an improved product mix from the continued growth of SUBLOCADE offset by cost inflation. Additionally, both periods benefited from favorable manufacturing variances.
SG&A expenses as reported in Q1 2024 were $145m (Q1 2023: $131m). Q1 2024 included $2m of exceptional integration costs related to the aseptic manufacturing site in Raleigh, NC acquired in November 2023. The Group expects to incur approximately $3m in additional pre-tax integration related costs in FY 2024 which would be recorded as exceptional. Q1 2023 included $14m of exceptional items related to non-recurring costs associated with the acquisition of Opiant ($12m) and the additional U.S. listing ($2m).
Excluding exceptional items, Q1 2024 adjusted SG&A expense increased 22% to $143m (Adjusted Q1 2023: $117m). The increase in Q1 2024 reflects increased sales and marketing investments primarily related to SUBLOCADE, the addition of the Opiant business, OPVEE launch expenses and cost inflation.
R&D expenses in Q1 2024 were $28m (Q1 2023: $27m), an increase of 4%. The increase was primarily due to the progression of pipeline assets partially offset by a reduction in activity related to post-marketing studies for SUBLOCADE.
Net other operating income in Q1 2024 was nil (Q1 2023: $1m).
Operating profit as reported was $65m in Q1 2024 (Q1 2023: $57m). The change on a reported basis reflects higher NR and gross margin as described above, offset by investments in sales and marketing primarily related to SUBLOCADE. The Q1 2023 period included exceptional administrative costs relating to the Opiant acquisition.
Q1 2024 adjusted operating profit decreased 1% to $70m (Q1 2023: $71m), excluding exceptional items and other adjustments of $5m and $14m in Q1 2024 and Q1 2023, respectively. The decrease primarily reflects increased SG&A expenses, as described above, partly offset by higher total NR and gross margin from an improved product mix.
Net finance expense was $2m in Q1 2024 (Q1 2023: $1m income) reflecting a decrease in interest income on lower cash and investment balances.
Reported tax expense was $16m in Q1 2024 and the effective tax rate was 25% (Q1 2023 tax expense/rate: $14m, 24%). Q1 2024 adjusted tax expense was $17m, and the adjusted effective tax rate was 25% (Q1 2023 adjusted tax expense/rate: $16m, 22%). The adjusted results exclude tax benefit on exceptional items and other adjustments. The movement in the effective tax rate on adjusted profits is impacted by an increase in the U.K. corporation tax rate from 23.5% to 25%.
Reported net income in Q1 2024 was $47m and adjusted net income was $51m (Q1 2023 reported net income: $44m; Q1 2023 adjusted net income: $56m). The 9% decrease in net income on an adjusted basis primarily reflected the increase in operating expense, partly offset by higher total NR.
Diluted earnings per share were $0.34 on a reported basis and $0.37 on an adjusted basis in Q1 2024 (Q1 2023: $0.31 diluted earnings per share and $0.40 adjusted diluted earnings per share).
Balance Sheet & Cash Flow
Cash and investments totaled $356m at the end of Q1 2024, a decrease of $95m versus the $451m position at the end of 2023. The decrease was primarily due to the Group's litigation settlement payments of $70m for the Department of Justice (DOJ), Reckitt Benckiser (RB) and Dr. Reddy's Laboratories (DRL) matters.
Net working capital, defined by management as inventory plus trade receivables, less trade and other payables, was negative $342m on March 31, 2024, versus negative $347m at the end of FY 2023.
Cash used in operations in Q1 2024 was $25m (Q1 2023 cash used in operations: $16m), primarily due to litigation settlement payments, partially offset by income from operations. Before these litigation settlement payments, cash generated from operations in the current period was $45m. Net cash outflow from operating activities was $55m in Q1 2024 (Q1 2023 cash outflow: $36m) reflecting tax payments and interest paid on the Group's term loan facility and settlement payments, partially offset by interest received on investments.
Cash inflow from investing activities was $25m (Q1 2023 cash outflow: $127m) reflecting the reduction in invested liquidity. In the prior year period, the outflow from investing activities primarily reflected the Opiant acquisition, net of cash assumed.

Cash outflow from financing activities was $38m (Q1 2023 cash outflow: $22m) reflecting shares repurchased and canceled, the principal portion of lease payments and quarterly amortization of the Group’s term loan facility, partially offset by proceeds received from the issuance of shares for employee compensation agreements. In the prior year period, the outflow from financing activities primarily reflected shares repurchased and canceled and the extinguishment of debt assumed in the Opiant acquisition.
Principal Risks Update
The Board of Directors oversees the approach to risk management so that the principal risks, including those that would threaten the Group’s business model, future performance or viability, are effectively managed and/or mitigated. While the Group aims to identify and manage such risks, no risk management strategy can provide absolute assurance against loss. The principal risks facing the Group have not significantly changed over the period and are set out in the Group’s Annual Report for the 2023 financial year.
Exchange Rates
The average and period end exchange rates used for the translation of currencies into U.S. dollars that have most significant impact on the Group’s results were:

	Q1 2024	Q1 2023
GB £ period end	1.2627	1.2309
GB £ average rate	1.2683	1.2149

€ Euro period end	1.0830	1.0828
€ Euro average	1.0859	1.0726
Webcast Details
A live webcast presentation will be held on April 25, 2024, at 13:00 GMT (8:00 am EDT) hosted by Mark Crossley, CEO. The details are below. All materials will be available on the Group’s website prior to the event at www.indivior.com. Please copy and paste the below web links into your browser.
The webcast link: https://edge.media-server.com/mmc/p/hktzzit4

Participants may access the presentation telephonically by registering with the following link (please cut and paste into your browser):
https://register.vevent.com/register/BI2351ee9819db40d1a28c31f75cece519
(Registrants will have an option to be called back directly immediately prior to the call or be provided a call-in # with a unique pin code following their registration)
For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com
Corporate Website    www.indivior.com
This announcement does not constitute an offer to sell, or the solicitation of an offer to subscribe for or otherwise acquire or dispose of shares in the Group to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation.
About Indivior
Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD) and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD, including alcohol use disorder and cannabis use disorder. Headquartered in the United States in Richmond, VA, Indivior employs more than 1,000 individuals globally and its portfolio of products is available in 37 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.
Important Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding: the Indivior Group’s financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook; assumptions regarding expected changes in share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; expected future growth and expectations for sales levels for particular products, and expectations regarding the future impact of factors that have affected sales in the past; expected growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production at the Group’s Raleigh, North Carolina manufacturing facility; our intention to seek shareholder approval in May 2024 to facilitate a primary listing in the U.S. while maintaining a secondary listing in the U.K., and the expected timing and potential benefits of such listing; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," “strategy,” “target,” “guidance,” “outlook,” “potential,” "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.
Actual results may differ materially from those expressed or implied in such statements because they relate to future events. Various factors may cause differences between Indivior's expectations and actual results, including, among others, the material risks described in the most recent Indivior PLC Annual Report on Form 20-F and in subsequent releases; the substantial litigation and ongoing investigations to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; competition; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant amount of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as armed conflicts and pandemics; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; and volatility in our share price due to factors unrelated to our operating performance or that may result from the potential move of our primary listing to the U.S.
Forward-looking statements speak only as of the date that they are made and should be regarded solely as our current plans, estimates and beliefs. Except as required by law, we do not undertake and specifically decline any obligation to update, republish or revise forward-looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Unaudited condensed consolidated interim income statement

		2024	2023
For the three months ended March 31	Notes	$m	$m
Net Revenue	2	284	253
Cost of sales		(46)	(39)
Gross Profit		238	214
Selling, general and administrative expenses	3	(145)	(131)
Research and development expenses	3	(28)	(27)
Net other operating income		—	1
Operating Profit		65	57
Finance income	4	7	11
Finance expense	4	(9)	(10)
Net Finance (Expense)/Income		(2)	1
Profit Before Taxation		63	58
Income tax expense	5	(16)	(14)
Net Income		47	44

Earnings per ordinary share (in dollars)
Basic earnings per share	6	$0.35	$0.32
Diluted earnings per share	6	$0.34	$0.31
Unaudited condensed consolidated interim statement of comprehensive income

	2024	2023
For the three months ended March 31	$m	$m
Net income	47	44
Other comprehensive loss
Items that may be reclassified to profit or loss in subsequent years:
Foreign currency translation adjustment, net	(3)	—
Other comprehensive loss	(3)	—
Total comprehensive income	44	44

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated interim balance sheet

		Mar 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	Notes	$m	$m
ASSETS
Non-current assets
Intangible assets	7	230	234
Property, plant and equipment		81	82
Right-of-use assets		31	33
Deferred tax assets	5	260	267
Investments	8	26	41
Other assets	9	29	28
		657	685
Current assets
Inventories		163	142
Trade receivables		249	254
Other assets	9	45	457
Current tax receivable	5	9	—
Investments	8	82	94
Cash and cash equivalents		248	316
		796	1,263
Total assets		1,453	1,948

LIABILITIES
Current liabilities
Borrowings	10	(3)	(3)
Provisions	11	(21)	(408)
Other liabilities	11	(67)	(125)
Trade and other payables	14	(754)	(743)
Lease liabilities		(9)	(9)
Current tax liabilities	5	(7)	(18)
		(861)	(1,306)
Non-current liabilities
Borrowings	10	(235)	(236)
Provisions	11	(2)	(5)
Other liabilities	11	(313)	(367)
Lease liabilities		(32)	(34)
		(582)	(642)
Total liabilities		(1,443)	(1,948)
Net assets		10	—

EQUITY
Capital and reserves
Share capital	15	68	68
Share premium		11	11
Capital redemption reserve		8	7
Other reserve		(1,295)	(1,295)
Foreign currency translation reserve		(38)	(35)
Retained earnings		1,256	1,244
Total equity		10	—
1The unaudited condensed consolidated interim balance sheet as of December 31, 2023 has been retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 1 and Note 17.
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated statement of changes in equity

	Notes	Share capital	Share premium	Capital redemption reserve	Other reserve	Foreign currency translation reserve	Retained earnings	Total equity
		$m	$m	$m	$m	$m	$m	$m
Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income
Net income		—	—	—	—	—	44	44
Other comprehensive loss		—	—	—	—	—	—	—
Total comprehensive income		—	—	—	—	—	44	44
Transactions recognized directly in equity
Shares issued		1	1	—	—	—	—	2
Share-based plans		—	—	—	—	—	5	5
Settlement of tax on equity awards		—	—	—	—	—	(21)	(21)
Shares repurchased and canceled		—	—	—	—	—	(11)	(11)
Transfer to share repurchase liability		—	—	—	—	—	9	9
Taxation on share-based plans		—	—	—	—	—	(7)	(7)
Balance at March 31, 2023		69	9	6	(1,295)	(39)	1,322	72

Balance at January 1, 2024		68	11	7	(1,295)	(35)	1,244	—
Comprehensive income
Net income		—	—	—	—	—	47	47
Other comprehensive loss		—	—	—	—	(3)	—	(3)
Total comprehensive income		—	—	—	—	(3)	47	44
Transactions recognized directly in equity
Shares issued		1	—	—	—	—	—	1
Share-based plans		—	—	—	—	—	5	5
Settlement of tax on equity awards		—	—	—	—	—	(20)	(20)
Shares repurchased and canceled		(1)	—	1	—	—	(36)	(36)
Transfer to share repurchase liability		—	—	—	—	—	(9)	(9)
Transfer from share repurchase liability		—	—	—	—	—	23	23
Taxation on share-based plans		—	—	—	—	—	2	2
Balance at March 31, 2024		68	11	8	(1,295)	(38)	1,256	10
The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Unaudited condensed consolidated cash flow statement

	2024	2023
For the three months ended March 31	$m	$m
CASH FLOWS FROM OPERATING ACTIVITIES
Operating Profit	65	57
Depreciation and amortization of property, plant and equipment and intangible assets	7	4
Depreciation of right-of-use assets	2	2
Share-based payments	5	5
Impact from foreign exchange movements	(3)	—
Unrealized gain on equity investment	—	(1)
Settlement of tax on employee awards	(20)	(21)
Decrease in trade receivables	5	7
Decrease/(increase) in current and non-current other assets[1]	408	(23)
Increase in inventories	(21)	(5)
Increase in trade and other payables	13	30
Decrease in provisions and other liabilities1 2	(486)	(71)
Cash used in operations	(25)	(16)
Interest paid	(11)	(10)
Interest received	8	11
Taxes paid	(27)	(21)
Net cash outflow from operating activities	(55)	(36)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of assets, net of cash acquired	—	(124)
Purchase of property, plant and equipment	(2)	(1)
Purchase of investments	(4)	(33)
Maturity of investments	31	36
Purchase of intangible asset	—	(5)
Net cash inflow/(outflow) from investing activities	25	(127)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings	(1)	(11)
Principal elements of lease payments	(2)	(2)
Shares repurchased and canceled	(36)	(11)
Proceeds from the issuance of ordinary shares	1	2
Net cash outflow from financing activities	(38)	(22)

Exchange difference on cash and cash equivalents	—	(1)

Net decrease in cash and cash equivalents	(68)	(186)
Cash and cash equivalents at beginning of the period	316	774
Cash and cash equivalents at end of the period	248	588
1Changes in the line items current and non-current other assets and provisions and other liabilities for Q1 2024 include the utilization of the Antitrust MDL liabilities (refer to Note 13) and release of related escrow funding following final court approval.
2Changes in the line item provisions and other liabilities for Q1 2024 also include litigation settlement payments totaling $70m (Q1 2023: $74m). $3m of interest paid on the DOJ Resolution in Q1 2024 has been recorded in the interest paid line item (Q1 2023: $3m).

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

Notes to the unaudited condensed consolidated interim financial statements
1. BASIS OF PREPARATION AND ACCOUNTING POLICIES
Indivior PLC (the 'Company') is a public limited company incorporated on September 26, 2014 and domiciled in the United Kingdom. In these unaudited condensed consolidated financial statements (‘Condensed Financial Statements’), reference to the ‘Group’ means the Company and all its subsidiaries.
The Condensed Financial Statements have been prepared in accordance with International Financial Reporting Standard ('IFRS') International Accounting Standard 34, Interim Financial Reporting ('IAS 34') as issued by the International Accounting Standards Board ('IASB'). The Condensed Financial Statements are unaudited and do not include all the information and disclosures required in the annual financial statements. Therefore, the Condensed Financial Statements should be read in conjunction with the Group’s Annual Report on Form 20-F for the year ended December 31, 2023, which was prepared in accordance with IFRS as issued by the IASB. These Condensed Financial Statements were approved for issue on April 24, 2024.
In preparing these Condensed Financial Statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2023, except for changes in estimates that are required in determining the provision for income taxes.
In 2023, the Group acquired an aseptic manufacturing facility which was accounted for as a business combination. As the acquisition was completed in late 2023, a provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. In 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments have been reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The effect on depreciation and other changes in the related balances from the acquisition date to December 31, 2023 was immaterial. Refer to Note 17 for a reconciliation of the previously reported provisional fair value of net assets acquired to the adjusted provisional fair value.
Effective January 1, 2024, the functional currency of Indivior U.K. Limited, one of the Group’s significant subsidiaries, changed from pound sterling to U.S. dollar (USD). This was the result of a change in the primary economic environment in which Indivior U.K. Limited operates, driven by growth of USD-denominated net revenue combined with an increase in USD-denominated costs and culminating with a shift in investing activities to USD securities. The Group determined the USD had become the dominant currency from January 2024.
The Directors have assessed the Group’s ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 11, and comply with the minimum liquidity covenant in the Group’s term loan for the period to September 2025 (the going concern period). A base case model was produced reflecting:
•Board reviewed financial plans for the period; and
•settlement of liabilities and provisions in line with contractual terms.
The Directors also assessed a ‘severe but plausible’ downside scenario which included the following key changes to the base case within the going concern period:
•the risk that SUBLOCADE will not meet revenue growth expectations by modeling a 10% decline on forecasts;
•an accelerated decline in U.S. SUBOXONE Film net revenue to generic analogues; and
•a further decline in rest of world sublingual product net revenues.
Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these Condensed Financial Statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these Condensed Financial Statements.

2. SEGMENT INFORMATION
The Group is engaged in a single business activity, which is predominantly the development, manufacture, and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.
Net revenue
Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country:

	2024	2023
For the three months ended March 31	$m	$m
United States	241	209
Rest of World	43	44
Total	284	253
On a disaggregated basis, the Group’s net revenue by major product line:

	2024	2023
For the three months ended March 31	$m	$m
SUBLOCADE®	179	132
PERSERIS®	11	8
Sublingual/other[1]	94	113
Total	284	253
1 Net revenue for OPVEE® was not material for the period ended March 31, 2024 and has therefore been included within sublingual/other.
Non-current assets
The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments, and other assets.

	Mar 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
United States	206	209
Rest of World	191	209
Total	397	418
1 The non-current asset balance in the United States as of December 31, 2023 has been retrospectively adjusted to reflect measurement period adjustments of $2m to property, plant and equipment and $3m to intangible assets related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
3. OPERATING EXPENSES
The table below sets out selected operating costs and expense information:

	2024	2023
For the three months ended March 31	$m	$m
Research and development expenses	(28)	(27)

Selling and marketing expenses	(66)	(53)
Administrative and general expenses[1]	(79)	(78)
Selling, general, and administrative expenses	(145)	(131)

Depreciation and amortization[2]	(3)	(4)
1 Administrative and general expenses include acquisition-related costs of $12m in Q1 2023 related to the acquisition of Opiant Pharmaceuticals, Inc. ("Opiant"). Refer to Note 16.
2 Depreciation and amortization expense represents amounts included in research and development and selling, general and administrative expenses. In addition, depreciation and amortization expense in Q1 2024 of $6m (Q1 2023: $2m) for intangible assets and right-of-use assets is included within cost of sales.

4. NET FINANCE (EXPENSE)/INCOME

	2024	2023
For the three months ended March 31	$m	$m
Finance income
Interest income on cash and cash equivalents/investments	6	11
Other finance income	1	—
Total finance income	7	11
Finance expense
Interest expense on borrowings	(6)	(7)
Interest expense on lease liabilities	(1)	(1)
Interest expense on legal matters, including the effect of discounting	(1)	(2)
Other interest expense	(1)	—
Total finance expense	(9)	(10)
Net finance (expense)/income	(2)	1
5. TAXATION
The Group calculates tax expense for interim periods using the expected full year rates, considering the pre-tax income and statutory rates for each jurisdiction. To the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. Similarly, if different income tax rates apply to different categories of income (such as capital gains or income earned in particular industries), to the extent practicable a separate rate is applied to each individual category of interim period pre-tax income. The resulting expense is allocated between current and deferred taxes based on actual movement in deferred tax for the quarter, with the balance recorded to the current tax accounts.

	2024	2023
For the three months ended March 31	$m	$m
Total tax expense	(16)	(14)
Effective tax rate (%)	25%	24%
In the three months ended March 31, 2024, the effective tax rate was primarily driven by statutory tax. In the three months ended March 31, 2023, the effective tax rate was primarily driven by an increase in the U.K. tax rate from 19% to 23.5%, and the temporary reduction in innovation incentives due to 2022 losses.

	Mar 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
	$m	$m
Current tax receivable	9	—
Current tax liabilities	(7)	(18)
Deferred tax assets	260	267
1 The deferred tax assets balance as of December 31, 2023 has been retrospectively adjusted to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At March 31, 2024, the Group’s net deferred tax assets of $260m relate primarily to net operating loss carryforwards, inventory costs capitalized for tax purposes, and litigation liabilities. Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using Group-level budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenues. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months from the balance sheet date.
Other tax matters
The Group is subject to Pillar Two legislation effective January 1, 2024. As such, the Group performed an assessment of the potential exposure to Pillar Two income taxes including modeling of adjusted accounting data for the period ended December 31, 2023 and a review of forecasts for the year ended December 31, 2024. Based on the assessment, the Group did not record any current tax liability related to Pillar Two. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up income taxes.

As a multinational group, tax uncertainties remain in relation to Group financing, intercompany pricing, the location of taxable operations, and certain non-recurring costs. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months from the balance sheet date. Including matters under audit, an estimate of reasonably possible additional tax liabilities that could arise in later periods on resolution of these uncertainties is in the range from nil to $38m.
6. EARNINGS PER SHARE
The table below sets out basic and diluted earnings per share for each period:

	2024	2023
For the three months ended March 31	$	$
Basic earnings per share	$0.35	$0.32
Diluted earnings per share	$0.34	$0.31
Weighted average number of shares
The weighted average number of ordinary shares outstanding (on a basic basis) for Q1 2024 includes the favorable impact of 1,988k ordinary shares repurchased in Q1 2024 and 1,413k ordinary shares repurchased from April to December 2023. See Note 15 for further discussion. Conditional awards of 1,700k and 1,761k were granted under the Group’s Long-Term Incentive Plan in Q1 2024 and Q1 2023, respectively.

	2024	2023
For the three months ended March 31	thousands	thousands
Weighted average shares on a basic basis	135,737	136,536
Dilution from share awards and options	2,973	4,452
Weighted average shares on a diluted basis	138,710	140,988
7. INTANGIBLE ASSETS

	Mar 31, 2024	Dec 31, 2023 (Retrospectively adjusted1)
Intangible assets, net of accumulated amortization and impairment	$m	$m
Products in development	79	79
Marketed products	147	150
Goodwill	2	2
Software	2	3
Total	230	234
1 The goodwill balance as of December 31, 2023 was retrospectively adjusted to reflect measurement period adjustments related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
8. INVESTMENTS

	Mar 31, 2024	Dec 31, 2023
Current and non-current investments	$m	$m
Equity securities at FVPL	10	10
Debt securities held at amortized cost	72	84
Total investments, current	82	94
Debt securities held at amortized cost	26	41
Total investments, non-current	26	41
Total	108	135
The Group’s investments in debt and equity securities do not create significant credit risk, liquidity risk, or interest rate risk. Debt securities held at amortized cost consist of investment-grade debt. As of March 31, 2024, expected credit losses for the Group’s investments held at amortized cost are deemed to be immaterial.
Fair value hierarchy
Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:
• Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities
• Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
• Level 3: Unobservable inputs for the asset or liability

The Group’s only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following table categorizes the Group’s financial assets measured at fair value by valuation methodology used in determining their fair value:

At March 31, 2024	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10

At December 31, 2023	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10
The Group also has certain financial instruments which are not measured at fair value. The carrying value of cash and cash equivalents, trade receivables, other assets, and trade and other payables is assumed to approximate fair value due to their short-term nature. At March 31, 2024, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy above.
9. CURRENT AND NON-CURRENT OTHER ASSETS

	Mar 31, 2024	Dec 31, 2023
Current and non-current other assets	$m	$m
Current prepaid expenses	31	23
Other current assets	14	434
Total other current assets	45	457
Non-current prepaid expenses	18	19
Other non-current assets	11	9
Total other non-current assets	29	28
Total	74	485
The decrease in other current assets primarily relates to release of escrow funding of $415m for the Antitrust MDL (direct purchaser and end payor class settlements) since the courts have provided final approval of the settlements. Refer to Note 13. Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity.
10. FINANCIAL LIABILITIES – BORROWINGS
The table below sets out the current and non-current portion obligation of the Group’s term loan:

	Mar 31, 2024	Dec 31, 2023
Term loan	$m	$m
Term loan – current	(3)	(3)
Term loan – non-current	(235)	(236)
Total term loan	(238)	(239)
*Total term loan borrowings reflect the principal amount drawn including debt issuance costs of $5m (FY 2023: $5m).
At March 31, 2024, the term loan fair value was approximately 100% (FY 2023: 100%) of par value. The key terms of this loan in effect at March 31, 2024, are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term loan facility	USD	SOFR + 0.26% + 5.25%	2026	1%	Larger of $100m or 50% of loan balance
The term loan amounting to $243m (FY 2023: $244m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.
•Nominal interest margin is calculated as USD SOFR plus 26 bps, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%.
•There are no revolving credit commitments.

11. PROVISIONS AND OTHER LIABILITIES
Provisions

			Total			Total
	Current	Non-Current	Mar 31, 2024	Current	Non-Current	Dec 31, 2023 (Retrospectively adjusted1)
Current and non-current provisions	$m	$m	$m	$m	$m	$m
Multi-district antitrust class and state claims	—	—	—	(385)	—	(385)
Onerous contracts	(17)	—	(17)	(19)	(3)	(22)
False claims allegations	(4)	—	(4)	(4)	—	(4)
Other	—	(2)	(2)	—	(2)	(2)
Total provisions	(21)	(2)	(23)	(408)	(5)	(413)
1 The provision for onerous contracts as of December 31, 2023 has been retrospectively adjusted to reflect a measurement period adjustment related to the November 2023 acquisition of an aseptic manufacturing facility. Refer to Note 17.
Multi-district antitrust class and state claims
As previously disclosed, settlement agreements were entered into during 2023 with three plaintiff classes to fully resolve certain multi-district antitrust claims. The $385m direct purchaser class settlement received final court approval during the quarter. The provision and related other escrow settlement asset have been offset and Indivior has no further obligations related to this matter.
Onerous contracts
In November 2023, the Group acquired a business consisting of a manufacturing facility, workforce, and supply contracts. The facility is obligated to fulfill contracts that existed pre-acquisition for which the expected costs are in excess of the consideration expected to be received. The Group recorded a provision for these onerous contracts in the allocation of purchase price, with a balance at the end of the quarter of $17m (FY 2023: $22m). During the quarter, net operating losses attributable to the contracts of $6m were recorded against the provision. A measurement period adjustment to this provision as of the acquisition date was recorded during the quarter and the reported December 31, 2023 provision has been adjusted accordingly. Refer to Note 17, Business Combination for additional details on this measurement period adjustment. Product manufacturing under the onerous contracts is expected to be completed prior to March 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.
False Claims Act allegations
The Group carries a provision of $4m (FY 2023: $4m) pertaining to all outstanding False Claims Act allegations as discussed in Note 13. These matters are expected to be settled within the next 12 months.
Other
Other provisions of $2m (FY 2023: $2m) represent retirement benefit costs which are not expected to be settled within one year.
Other liabilities

			Total			Total
	Current	Non-Current	Mar 31, 2024	Current	Non-Current	Dec 31, 2023
Current and non-current other liabilities	$m	$m	$m	$m	$m	$m
DOJ resolution	(50)	(295)	(345)	(53)	(344)	(397)
Multi-district antitrust class and state claims	—	—	—	(30)	—	(30)
Intellectual property related matters	—	—	—	(11)	—	(11)
RB indemnity settlement	(8)	(7)	(15)	(8)	(15)	(23)
Share repurchase	(9)	—	(9)	(23)	—	(23)
Other	—	(11)	(11)	—	(8)	(8)
Total other liabilities	(67)	(313)	(380)	(125)	(367)	(492)

DOJ Resolution Agreement
In July 2020, the Group settled criminal and civil liability with the United States Department of Justice (DOJ), the U.S. Federal Trade Commission (FTC), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments of $263m (including interest) have been made through March 31, 2024, including a payment of $53m in January 2024. Annual installments of $50m plus interest are due every January 15 from 2025 to 2027, with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments using a discount rate equal to the interest rate on the interest-bearing portions. In Q1 2024, the Group recorded interest expense totaling $1m (Q1 2023: $1m).
Multi-district antitrust class and state claims
As noted above, certain multi-district antitrust claims were resolved during 2023 through settlement agreements entered into with three classes of plaintiffs. The $30m end payor liability and related other escrow settlement asset have been offset since final court approval was received and Indivior has no further obligations related to this matter.
IP related matters
Other liabilities for intellectual property related matters relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made a final payment to DRL of $12m during the quarter and has no further obligations related to this matter.
RB indemnity settlement
Under the RB indemnity settlement, the Group has paid $34m of the $50m settlement agreement through March 31, 2024 including $8m paid in January 2024. Remaining annual installment payments of $8m are due in January 2025 and 2026. The Group carries a liability totaling $15m (FY 2023: $23m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of the settlement determined to be 3.75%, considering the timing of payments and other factors. In Q1 2024, the Group recorded nil of finance expense (Q1 2023: nil) for time value of money on the liability.
Share repurchase
In November 2023, the Group commenced a share repurchase program of $100m. As of March 31, 2024, the liability of $9m represents the amount to be spent under the program through April 26, 2024, after which date the Company has the ability to modify or terminate the program. As of December 31, 2023, the current liability of $23m represented the amount to be spent under the program through February 23, 2024.
Other
Other liabilities primarily represent employee related liabilities which are non-current as of March 31, 2024.
12. CONTINGENT LIABILITIES
The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 13 under “False Claims Act allegations”, for which provisions have been recognized, Note 13 sets out the details for legal and other disputes for which the Group has assessed as contingent liabilities. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed.
13. LEGAL PROCEEDINGS
There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note.
Antitrust Litigation and Consumer Protection
•Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). In July 2023, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. The Group filed demurrers, which the court sustained in part and overruled in part. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. The court overruled HCSC's demurrer but sustained the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. A jury trial on the Group's pleas in bar to the remaining plaintiffs' fraud claims was held on October 30 — November 3, 2023. The jury rendered a verdict finding that the plaintiffs' fraud claims are not barred by the statute of limitations. A jury trial on the merits has been set for July 15, 2024 – August 15, 2024. The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.
•Humana, Inc. filed a Complaint in state court in Kentucky on August 20, 2021 with claims substantially similar to those asserted by other end payors in the HCSC consolidated litigation. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Indivior moved to dismiss the complaint in February 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior demurred to the complaint and asserted pleas in bar in early February 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•As previously disclosed in 2023, Indivior Inc. settled claims of all plaintiff groups in the company's antitrust multi-district litigation ("Antitrust MDL") namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors, and (iii) direct purchasers (collectively, the "Plaintiffs"). Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m, which received final court approval on February 27, 2024.
•In 2013, Reckitt Benckiser Pharmaceuticals Inc. "RBPI," now known as Indivior Inc. received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The claims of all plaintiffs in the Carefirst action except Humana Inc. and certain of its affiliates were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and accordingly dismissed on February 14, 2024. The claims of Humana Inc. and certain of its affiliates in the Carefirst action remain pending. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Civil Opioid Litigation
•The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed.
•The court in the Opioid MDL has indicated that it does not intend to set additional bellwether trials for Tier 2 and Tier 3 manufacturer and distributor defendants, provided that those defendants remain actively engaged in mediation.
•Separately, Indivior Inc. was named as one of numerous defendants in civil opioid cases that are not part of the Opioid MDL:
◦In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed, remanded back to the Philadelphia Court by order dated December 29, 2023, and ultimately dismissed with prejudice as to Indivior Inc. by agreement of the parties on March 27, 2024.
◦Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, Georgia, and New Mexico. The plaintiffs filed motions to remand the New York cases, which remain pending. The plaintiffs in the case filed in the Northern District of Alabama have voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, except Indivior's response to the complaint in San Miguel Hospital Corp. d/b/a Alta Vista Regional Medical Center v. Johnson & Johnson, et al., No. 1:23-cv-00903 (D.N.M.) is due May 2, 2024.
◦Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17,

2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Appellate briefing in various cases, including the cases involving Indivior, was stayed in view of Rite-Aid's bankruptcy. However, on April 16, 2024, the court of appeals granted the plaintiffs' motion to sever Rite-Aid and lift the stay. Plaintiffs have until May 7, 2024 to perfect their appeal, and the Defendants' response is due by June 21, 2024.
•Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.
False Claims Act Allegations
•In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys’ fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior answered the sixth amended complaint on March 18, 2024.
•In May 2018, Indivior Inc. received an informal request from the United States Attorney’s Office (“USAO”) for the Southern District of New York, seeking records relating to the SUBOXONE Film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE Film. There has been no communication regarding this matter with the USAO since 2022.
U.K. Shareholder Claims
•On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King’s Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 (“FSMA 2000”) by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE Tablets to SUBOXONE Film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
Dental Allegations
•The Group has been named as a defendant in more than 325 lawsuits that have been consolidated into a multi-district litigation in the Northern District of Ohio ("Dental MDL"). See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.). The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that SUBOXONE products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys’ fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. The Group is evaluating the claims and its defenses, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time. These lawsuits follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products. The Group has been informed by its primary insurance carrier that defense costs for the Dental MDL should begin to be reimbursed now that the Group's self-insurance retention has been exhausted. To date, no such reimbursement has occurred. Additionally, the Group's insurance carrier has issued a reservation of rights against payment of any finding of liability costs. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.
•Applications to file class actions based on similar allegations as in the Dental MDL were filed in Quebec and British Columbia against various subsidiaries of the Group, among other defendants, in April 2024. The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

14. TRADE AND OTHER PAYABLES

	Mar 31, 2024	Dec 31, 2023
	$m	$m
Accrual for rebates, discounts and returns	(556)	(507)
Rebates payable	(4)	(28)
Accounts payable	(40)	(39)
Accruals and other payables	(129)	(150)
Other tax and social security payable	(25)	(19)
Total trade and other payables	(754)	(743)
15. SHARE CAPITAL

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2024	136,526	$0.50	68
Ordinary shares issued	1,356	$0.50	1
Shares repurchased and canceled	(1,988)	$0.50	(1)
At March 31, 2024	135,894		68

	Equity ordinary shares (thousands)	Nominal value paid per share	Aggregate nominal value $m
Issued and fully paid
At January 1, 2023	136,481	$0.50	68
Ordinary shares issued	1,878	$0.50	1
Shares repurchased and canceled	(484)	$0.50	—
At March 31, 2023	137,875		69
Ordinary shares issued
During the period, 1,356k ordinary shares at $0.50 each (Q1 2023: 1,878k at $0.50 each) were issued to satisfy vesting/exercises under the Group’s Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. In Q1 2024, net settlement of tax on employee equity awards was $20m (Q1 2023: $21m).
Shares repurchased and canceled
On May 3, 2022, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares, (equivalent shares post share consolidation: 7,940k) which concluded on February 28, 2023. During the prior period, the Company repurchased and canceled 484k ordinary shares with a nominal value of $0.50 each.
On November 17, 2023, the Group commenced a share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares and ending no later than August 30, 2024. During the period, the Group repurchased and canceled a total of 1,988k ordinary shares at $0.50 per share under this program for an aggregate nominal value of $1m.
All ordinary shares repurchased during the period under share repurchase programs were canceled resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under the share repurchase program during the period, including directly attributable transaction costs, was $36m (FY 2023: $33m). A net repurchase amount of $9m has been recorded as a financial liability and reduction of retained earnings which represents the amount to be spent under the program through April 26, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.
16. ACQUISITION OF OPIANT
On March 2, 2023, the Group acquired 100% of the share capital of Opiant for upfront cash consideration of $146m and an additional maximum amount of $8.00 per share in Contingent Value Rights (CVR) to be potentially paid upon achievement of net sales milestones. As a result of the acquisition, the Group added OPVEE (nalmefene nasal spray), an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.
Since substantially all of the fair value of the gross assets acquired was concentrated in the OPVEE in-process research and development, the Group accounted for the transaction as an asset acquisition and recorded an intangible asset of $126m.

The cash outflow for the acquisition was $124m in Q1 2023, net of cash acquired, and inclusive of direct transaction costs. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.
Additional acquisition-related costs of $12m were incurred in Q1 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.
17. BUSINESS COMBINATION
On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and assumption of certain contract manufacturing obligations. The Facility will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS.
The acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in early 2025.
As of March 31, 2024, committed capital spend for the Facility is approximately $7m.
Identifiable assets acquired and liabilities assumed
As the acquisition was completed in late 2023, the provisional fair value of assets acquired and liabilities assumed at the date of acquisition was disclosed in the consolidated financial statements for the year ended December 31, 2023. In 2024, based on new information obtained about facts and circumstances that existed as of the acquisition date, the Group adjusted the provisional fair values for acquired property, plant and equipment and the assumed onerous contract provision, with an adjustment to goodwill equal to the change in the net assets acquired. These measurement period adjustments have been reflected in the comparative period presented in the Condensed Financial Statements in accordance with IFRS 3 Business Combinations. The following table provides a reconciliation from the provisional fair values of assets acquired and liabilities assumed at the date of acquisition as reported in the 2023 annual financial statements to the provisional fair values as adjusted during the quarter:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
Net assets acquired	$m	$m	$m
Property, plant and equipment	28	(2)	26
Deferred tax assets	2	(1)	1
Trade and other payables	(1)	—	(1)
Provisions	(29)	6	(23)
Total net assets acquired	—	3	3
Goodwill
Goodwill arising from the acquisition has been recognized as follows, reflecting the measurement period adjustments:

	Provisional values
	As Previously Reported	Measurement period adjustment	As adjusted
	$m	$m	$m
Consideration transferred	5	—	5
Less: Fair value of net assets acquired	—	(3)	(3)
Goodwill	5	(3)	2
The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce.

APPENDIX: ADJUSTED RESULTS
Exceptional items and other adjustments
Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group’s ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group’s activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax related matters.
Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

	2024	2023
For the three months ended March 31	$m	$m
Exceptional items and other adjustments within cost of sales
Amortization of acquired intangible assets[1]	(3)	—
Total exceptional items and other adjustments within cost of sales	(3)	—

Exceptional items and other adjustments within SG&A
Acquisition-related costs[2]	(2)	(12)
U.S. listing costs[3]	—	(2)
Total exceptional items and other adjustments within SG&A	(2)	(14)

Total exceptional items and other adjustments before taxes	(5)	(14)
Tax on exceptional items and other adjustments	1	2
Total exceptional items and other adjustments	(4)	(12)
1.The Group reported adjusted cost of sales to exclude amortization of acquired intangible assets.
2.In Q1 2024, the Group recognized $2m of exceptional costs related to the acquisition and integration of the aseptic manufacturing site acquired in November 2023. In Q1 2023, the Group recognized $12m of exceptional costs related to the acquisition of Opiant.
3.In Q1 2023, the Group recognized $2m of exceptional costs in preparation for an additional listing of Indivior shares on a major U.S. exchange.
Adjusted results
Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Management may use these financial measures to better understand trends in the business.
The tables below present the adjustments between reported and adjusted results for both Q1 2024 and Q1 2023.
Reconciliation of gross profit to adjusted gross profit

	2024	2023
For the three months ended March 31	$m	$m
Gross profit	238	214
Exceptional items and other adjustments in cost of sales	3	—
Adjusted gross profit	241	214
We define adjusted gross margin as adjusted gross profit divided by net revenue.

Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses

	2024	2023
For the three months ended March 31	$m	$m
Selling, general and administrative expenses	(145)	(131)
Exceptional items and other adjustments in selling, general and administrative expenses	2	14
Adjusted selling, general and administrative expenses	(143)	(117)
Reconciliation of operating profit to adjusted operating profit

	2024	2023
For the three months ended March 31	$m	$m
Operating profit	65	57
Exceptional items and other adjustments in cost of sales	3	—
Exceptional items and other adjustments in selling, general and administrative expenses	2	14
Adjusted operating profit	70	71
We define adjusted operating margin as adjusted operating profit divided by net revenue.
Reconciliation of profit before taxation to adjusted profit before taxation

	2024	2023
For the three months ended March 31	$m	$m
Profit before taxation	63	58
Exceptional items and other adjustments in cost of sales	3	—
Exceptional items and other adjustments in selling, general and administrative expenses	2	14
Adjusted profit before taxation	68	72
Reconciliation of tax expense to adjusted tax expense

	2024	2023
For the three months ended March 31	$m	$m
Tax expense	(16)	(14)
Tax on exceptional items and other adjustments	(1)	(2)
Adjusted tax expense	(17)	(16)
We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.
Reconciliation of net income to adjusted net income

	2024	2023
For the three months ended March 31	$m	$m
Net income	47	44
Exceptional items and other adjustments in cost of sales	3	—
Exceptional items and other adjustments in selling, general and administrative expenses	2	14
Tax on exceptional items and other adjustments	(1)	(2)
Adjusted net income	51	56
Adjusted diluted earnings per share
Management believes that diluted earnings per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. Weighted average shares used in computing diluted earnings per share is included in Note 6. A reconciliation of net income to adjusted net income is included above.